Exhibit 3.3

COMMODORE INTERNATIONAL CORP.

(AKA REUNITE INVESTMENTS INC.)

Unanimous Written Consent Of Board of Directors

In Lieu of Special Meeting

The undersigned, being the Director of Commodore International Corp., a Colorado Corporation (the “Corporation”), hereby waives the calling or holding of a meeting of the board of directors of the Corporation (the “Board”), consents in writing as of this 13th day of July 2020, to the following actions and directs that this unanimous written consent be filed by the Corporation’s Secretary with the minutes of proceedings of the Board.

IT IS HEREBY RESOLVED, the Corporation acknowledges and ratifies the Stock Purchase Agreement, dated July 13, 2020 between Small Cap Compliance, LLC, David Lovatt and Leonard Armenta.

FURTHER RESOLVED, the Corporation acknowledges and ratifies the cancellation and re-issuance of 200,000 shares of Convertible Series A Preferred Shares of stock in the name of David Lovatt and 200,000 shares in the name of Leonard Armenta These shares are held in book entry and will be sent to the transfer agent.

FURTHER RESOLVED that the Director of the Corporation be and hereby are authorized, empowered and directed to take any and all actions and to execute, deliver and file any and all agreements, instruments and documents as the Director so acting shall determine to be necessary or appropriate to consummate the transactions contemplated by the foregoing resolution. The taking of such action to be conclusive evidence that the same was deemed to be necessary or appropriate and was authorized hereby.

IN WITNESS WHEREOF, the undersigned being the Director of Commodore International Corp. has executed this Consent as of the day and year first written above.

/s/ Rhonda Keaveney

Rhonda Keaveney, Director